

Joe Rigby
Chairman, President and Chief Executive Officer

   

AGA FORUM • PALM BEACH, FL • MAY 17 – 19, 2010



Safe Harbor Statement

Some of the statements contained in today's presentations are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. These statements include all financial projections and any declarations regarding management's intents, beliefs or current expectations. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. Any forward-looking statements are not guarantees of future performance, and actual results could differ materially from those indicated by the forward-looking statements. Forward-looking statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. A number of factors could cause actual results or outcomes to differ materially from those indicated by the forward-looking statements contained in this presentation. These factors include, but are not limited to, prevailing governmental policies and regulatory actions affecting the energy industry, including with respect to allowed rates of return, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of plant facilities, recovery of purchased power expenses, and present or prospective wholesale and retail competition; changes in and compliance with environmental and safety laws and policies; weather conditions; population growth rates and demographic patterns; competition for retail and wholesale customers; general economic conditions, including potential negative impacts resulting from an economic downturn; growth in demand, sales and capacity to fulfill demand; changes in tax rates or policies or in rates of inflation; rules and changes in accounting standards or practices; changes in project costs; unanticipated changes in operating expenses and capital expenditures; the ability to obtain funding in the capital markets on favorable terms; restrictions imposed by Federal and/or state regulatory commissions, PJM and other regional transmission organizations (NY ISO, ISO New England), the North American Electric Reliability Council and other applicable electric reliability organizations; legal and administrative proceedings (whether civil or criminal) and settlements that affect our business and profitability; pace of entry into new markets; volatility in market demand and prices for energy, capacity and fuel; interest rate fluctuations and credit market concerns; and effects of geopolitical events, including the threat of domestic terrorism. Readers are referred to the most recent reports filed with the Securities and Exchange Commission.

PHI's Strategic Repositioning

- We have been repositioning PHI over the last year
  - Wind-down of retail energy supply business at Pepco Energy Services
  - Announced sale of Conectiv Energy

- PHI will become fundamentally a regulated T&D company with significantly reduced direct exposure to the energy commodity markets

Forecast Business Mix Based on 2011-2014 Projected Operating Income

Previous Forecast	Current Forecast





■ Regulated T&D ■ Competitive Energy/Other

Note: See Safe Harbor Statement at the beginning of today's presentation.



PHI's Strategic Focus









Pepco Holdings, Inc

Power Delivery

atlantic city electric — A PHI Company
delmarva power — A PHI Company
pepco — A PHI Company

- Invest in T&D infrastructure
- Implement Blueprint for the Future – AMI, energy efficiency, demand response, decoupling
- Achieve constructive regulatory outcomes
- Increase operational excellence



Pepco Energy Services

pepco Energy Services

- Build profitable market share in the energy performance contracting business focused on government customers
- Increase earnings contribution from energy services

Note: See Safe Harbor Statement at the beginning of today's presentation.

3



Power Delivery Business Outlook

- Over $5.4 billion in planned infrastructure investment over next 5 years

- Accelerated smart grid deployment backed by $168 million in stimulus grants

- Revenue growth through continued modest, long-term growth in the number of customers – comparatively strong, resilient economy

- Achieving constructive regulatory outcomes – ongoing rate cases, decoupling, FERC formula and incentive rates

- Continued improvement in operating performance – safety, customer satisfaction, reliability, cost

Our plan positions us for significant long-term growth in both transmission and distribution.

Note: See Safe Harbor Statement at the beginning of today's presentation.

Power Delivery – The Driver of Growth



Projected Year-End Rate Base*

| | Total Rate Base Growth - 80% | Electric Distribution Rate Base Growth - 49% | Transmission Rate Base Growth - 185% |

* See appendix for projection by utility.

Note: See Safe Harbor Statement at the beginning of today's presentation.

MAPP – Project Update

Pepco Holdings, Inc


Philadelphia
Wilmington
Baltimore
Dover
Washington, DC
Burches Hill
Chalk Pt.
Cambridge
Georgetown
Indian River
Possum Pt.
Vienna
Salisbury
North Anna
Calvert Cliffs

Total Projected Construction cost: $1.2 billion
Current In-Service Date: June 2014

Key:

- 500kV AC
- 640kV DC
- Nuclear Generation
- Fossil Generation
- Substation

PJM

- 2010 RTEP study underway, to be completed in June
- RTEP study will re-examine need and timing for major transmission projects in PJM
- Preliminary results show reactive deficiencies in MAAC and EMAAC in 2015; various alternatives under study
- Exelon (930 MW) and NRG (Indian River – 170 MW) unit retirements recently announced

Approvals

- CPCN procedural schedule suspended pending 2010 RTEP study completion
- Field reviews with state and federal environmental agencies continuing for Southern Maryland portion

Ongoing Work

- Proposed route through Dorchester County announced – only section needing new right-of-way
- Environmental, engineering, and right-of-way acquisition activities continuing
- No construction activities ongoing

Note: See Safe Harbor Statement at the beginning of today's presentation.

Blueprint for the Future



Combines smart grid technology with energy efficiency programs to help customers control their energy use and cost, while providing earnings potential for the Company

- Advanced Metering Infrastructure
  - Meter installation underway in DE, regulatory asset approved
  - Meter installation to begin in DC in 4Q2010, regulatory asset approved
- Energy efficiency and demand response programs
  - Demand response programs approved in MD and NJ, recovery through a surcharge; pending in DC
  - Energy efficiency approved in MD and DC, recovery through a surcharge
- Revenue decoupling
  - Implemented in MD and DC; 66% of total distribution revenue is decoupled
  - To be implemented in DE following resolution of electric distribution base rate case (3Q2010)
- Innovative rate structures
  - Dynamic pricing proposals pending in DC and DE

Projected Construction Costs: $334 million [1]
Other Expenditures: $241 million [2]

(1) Net of DOE Reimbursement
(2) Demand Response and energy efficiency program costs are recorded as deferred regulatory assets

Note: See Safe Harbor Statement at the beginning of today's presentation.



Regulatory Environment

- Recent distribution rate case decisions have continued to reflect adherence to key ratemaking precedents

- Regulators have been supportive of cost recovery for AMI, energy efficiency and demand response initiatives

- Regulators have been supportive of decoupling efforts in Maryland, the District of Columbia and Delaware

- Formula rates in place at FERC

Regulatory Diversity

2009 Rate Base*



NJ 16%
MD 26%
DE 13%
DC 21%
FERC 24%

*   **Based on estimated year-end rate base.**

8

Distribution Rate Cases – Most Recent Decisions



(Millions of Dollars)	DPL Maryland Electric Rate Case		Pepco DC Electric Rate Case	
	Final Position	Approved	Final Position	Approved
Date	11/4/09*	12/2/09	12/9/09*	3/2/10
Rate Base	$311.8	$306.4	$1,020.0	$1,010.3
Equity Ratio	49.87%	49.87%	46.18%	46.18%
Return on Equity	10.75%	10.00%	10.75%	9.625%
Revenue Requirement	$13.6	$7.5	$44.5	$19.8
Depreciation Expense Reduction/(Increase)	–	–	($4.7)	$1.7
Residential Total Bill % Increase	2.6%	1.3%	6.2%	1.8%
New Rates Effective		12/2/09		3/23/10

Pepco filed a Petition for Reconsideration in the DC case on March 23, 2010 addressing the following:

- **Inadequacy of return on equity (25 bps change equates to $2.0 million in revenue)**
- **Use of historical average versus forward looking pension expense**
- **Partial disallowance of costs relating to a newly constructed 69kv sub-transmission line**
- **Omission of floatation costs relating to the 2008 equity issuance**

* **Date of company's reply brief**

Distribution Rate Cases – New Jersey Decision



(Millions of Dollars)	ACE New Jersey Electric Rate Case	
	Final Position	Approved *
Date	2/19/10	4/28/10
Rate Base	$808.8	$761.6
Equity Ratio	49.58%	49.10%
Return on Equity	11.50%	10.30%
Revenue Requirement	$45.8	$20.0
Residential Total Bill % Increase	5.0%	1.2%
New Rates Effective		6/1/10

* Settlement approved by the Board of Public Utilities on 5/1/10.

Distribution Rate Cases – Current Positions



(Millions of Dollars)

	DPL Delaware Electric Case		
	DPL [1]	Staff	DPA [2]
Adjusted Rate Base	$460.9	$427.1	$399.4
Equity Ratio	47.52%	47.52%	47.52%
Return on Equity	10.75%	8.50%	7.52%
Revenue Requirement	$26.2	$4.9	($2.1)

	Pepco Maryland Electric Case		
	Pepco [3]	Staff	OPC [4]
Adjusted Rate Base	$927.1	$909.9	$902.9
Equity Ratio	48.73%	48.73%	47.61%
Return on Equity	10.75%	9.76%	9.50%
Revenue Requirement	$32.2	$11.5	$4.3

(1) Current filed position as of 3/19/10
(2) Division of Public Advocate
(3) Current filed position as of 3/15/09
(4) Office of People's Counsel
Note: See Safe Harbor Statement at the beginning of today's presentation.

Delmarva Power Gas Rate Case Filing in Delaware Planned for July 2010

PES Overview

- PES provides retail energy services to large customers
  - Government
  - Commercial and Industrial
  - Institutional

- Energy Services
  - PES develops, installs, operates, and maintains energy efficiency, renewable energy, and combined heat and power projects

- Energy Supply
  - PES is in the process of winding down the Retail Energy Supply business
  - PES also owns two peaking power plants that will be retired in 2012

PES has shifted its strategic focus from Energy Supply to Energy Services





Wind-down of Retail Electric and Natural Gas Supply and Power Plants



- PES is on track in winding down this business and the retail supply contracts completely roll off by 2014

- Power Plants are scheduled for retirement in May 2012

- Gross margin expectations for the contract backlog:
  - Electric: ~$6.00/MWh
  - Natural Gas: ~$0.35/Dth

Key Metrics	Q1 2010	2009	2008
Load Served - MW	2,992	3,195	4,388
MWh Delivered*	3.3	17.8	20.1
Dths Delivered*	18.5	45.8	36.1
O&M Expense*	$12	$60	$50
* millions			
Gross Margins			
$/MWh	$6.42	$6.40	$3.71
$/Dth	$0.37	$0.41	$0.37





Estimated, as of 3/31/2010

Note: See Safe Harbor Statement at the beginning of today's presentation.

Energy Services Overview

- **Energy Efficiency**
  - PES is a leading developer of energy efficiency projects
  - Since 1995, completed $850 million of energy efficiency projects

- **Combined Heat and Power/ Thermal (CHP)**
  - PES develops, operates, and maintains central heating and cooling plants
    - 70,000 tons of cooling
    - 950 MMBtu/hour of heating
    - 23 MW of CHP



- **Renewable Energy**
  - PES owns and operates 12 MW of renewable energy facilities
    - Landfill gas to energy
    - Solar energy



- **Construction Companies**
  - Primarily underground high voltage transmission construction for utilities

Growing Energy Services

- PES has an established track record and was ranked #10 in a 2008 survey with a 3% market share of the energy performance contracting market

  - PES believes its market share in the Mid-Atlantic region is in the range of 25% to 30%
  - PES has an experienced, commercially-oriented team

- PES is focused on government customers
  - Federal, State, and Local governments
  - Established contracts and energy efficiency mandates enable projects

- PES continues to grow its business development staff
  - Sales and engineering staff grew by 40% in 2009
  - Typical sales cycle averages 24 months, sometimes longer for the Federal government
  - Talent added now will create sustainable value over the longer term

**2008 North American Market Share
Energy Performance Contracting**



Source: Frost and Sullivan

> *Our sales team has doubled since 2008*

Conectiv Energy – Asset Sale/Exit of Merchant Power



- Generates funds of approximately $2 billion

  - Asset sale to Calpine - $1.7 billion (including fuel)

  - Return of collateral, working capital and liquidation of supply contracts - $350 - $450 million

- After tax proceeds used to pay down approximately $1.75 million of PHI debt

- Closing targeted for June 30, 2010

- Enhances shareholder value

  - Improves the business risk profile

  - Reduces earnings volatility

  - Lowers capital and collateral requirements

  - Strengthens credit profile

  - Supports our commitment to the current dividend level

Note: See Safe Harbor Statement at the beginning of today's presentation.



2010 – 2011 Financing Activity

- Apply proceeds of Conectiv Energy Sale to Debt Reduction

  - Pay off $450 million bridge financing put in place to fund $450 million of PHI May/June maturities

  - Pay off additional $1.3 billion of PHI short-term and long-term debt

- Continue Dividend Reinvestment Plan (approximately $40 million annually)

- Utility long-term debt issuance in 2011 of $200 - $300 million

  - Pepco $100 - $175 million

  - Delmarva Power $100 - $125 million

Note: See Safe Harbor Statement at the beginning of today's presentation.



Earnings Guidance



Earnings Per Share Ranges

Reflects earnings per share from ongoing operations (GAAP results excluding special, unusual or extraordinary items). See appendix for assumptions.

Note: See Safe Harbor Statement at the beginning of today's presentation.



POM Investment Case

- Robust T&D growth – Over $5 billion planned investment, 42% in transmission

- Smart grid underway – aided by $168 million in stimulus funds

- Constructive regulatory outlook – including FERC formula rates

- No equity issuance needs until at least 2012

- Commitment to the current dividend

- Clear value proposition – fundamentally a regulated T&D business

We are positioned to provide an attractive total return to our shareholders and growth for the future

Note: See Safe Harbor Statement at the beginning of today's presentation.



Joe Rigby
Chairman, President and Chief Executive Officer

   

AGA FORUM • PALM BEACH, FL •   MAY 17 – 19, 2010



Appendix

Sales and Customer Growth

| | Sales (GWh)* | | Forecasted Annual Average Growth | | | |
| | | | Sales | | Customer | |
	2009	2010	2009-2010	2009-2014	2009-2010	2009-2014
Pepco	26,530	26,930	1.5%	1.5%	1.0%	0.9%
Delmarva Power	12,515	12,508	-0.1%	0.6%	0.9%	1.2%
Atlantic City Electric	9,738	9,839	1.0%	1.0%	0.9%	1.0%
Total Power Delivery	48,783	49,277	1.0%	1.1%	0.9%	1.0%

*Weather Normalized Sales

While the economic downturn has slowed growth, we expect continued growth over the long-term across our service territory.

Note: See Safe Harbor Statement at the beginning of today's presentation.

*MAPP – Construction Costs**

(Millions of Dollars)

	Pepco	Delmarva Power	Total
2008	$ 5	$ 1	$ 6
2009	22	8	30
2010	7	17	24
2011	129	117	246
2012	201	116	317
2013	114	183	297
2014	70	176	246
2015	-	55	55
TOTAL	**$ 548**	**$ 673**	**$ 1,221**

- In-service dates currently under review by PJM, which may affect timing of certain expenditures.

- Construction costs based on proposed route through Dorchester County, announced on 5/5/10.

* 2008 and 2009 actual costs; 2010 through 2015 planned costs

Note: See Safe Harbor Statement at the beginning of today's presentation.

23

Blueprint for the Future – Updated Costs

Construction Costs

(Millions of Dollars)	2008A	2009A	2010	2011	2012	2013	2014	Total
Advanced Metering Infrastructure (AMI)								
Atlantic City Electric[1]	$ -	$ -	$ -	$ -	$ -	$ 8	$ 92	**$ 100**
Delmarva Power[1]	-	12	49	18	40	-	-	**119**
Pepco[1]	-	-	43	89	19	-	-	**151**
AMI System Improvements	4	11	13	21	-	-	-	**49**
Meter Data Management System	3	2	10	-	-	-	-	**15**
Sub Total	$ 7	$ 25	$ 115	$ 128	$ 59	$ 8	$ 92	**$ 434**
DOE Reimbursement[2]	-	-	(25)	(58)	(17)	-	-	**(100)**
Total	**$ 7**	**$ 25**	**$ 90**	**$ 70**	**$ 42**	**$ 8**	**$ 92**	**$ 334**

Demand Response and Energy Efficiency Expenditures – 2010-2014[3]

	2010	2011	2012	2013	2014	Total
Pepco - District of Columbia	$ 6	$ 11	$ 5	$ 1	$ 1	**$ 24**
Pepco - Maryland	43	50	26	25	25	**169**
Delmarva - Delaware	-	4	5	3	2	**14**
Delmarva - Maryland	13	14	13	8	8	**56**
Atlantic City Electric - New Jersey	2	3	3	5	1	**14**
Sub Total	$64	$82	$52	$42	$37	**$277**
DOE Reimbursement[2]	(11)	(15)	(10)	-	-	**(36)**
Total	**$ 53**	**$ 67**	**$ 42**	**$ 42**	**$ 37**	**$ 241**

(1) Installation of AMI in Maryland and New Jersey is contingent on regulatory approval.

(2) DOE awarded PHI $168 million under the ARRA. $100 million will offset Blueprint construction costs and $30 million will offset other capital expenditures. $36 million will offset expenses associated with direct load control programs.

(3) Demand response and energy efficiency program costs are recorded as deferred regulatory assets.

Note: See Safe Harbor Statement at the beginning of today's presentation.

24



Distribution Rate Cases – Timeline

	DPL – DE Electric	Pepco – MD	DPL – DE Gas
Initial Filing Date	9/18/09	12/30/09	Initial Filing July 2010
Docket/Case No.	09-414	9217	TBD
Staff/OPC Testimony	2/10/10	4/8/10	TBD
Rebuttal Testimony	3/19/10	4/30/10	TBD
Evidentiary Hearings	TBD	5/10 – 5/14/10	TBD
Initial Briefs	TBD	6/14/10	TBD
Reply Briefs	TBD	6/25/10	TBD
Expected Timing of Decision	3Q2010	July 2010	February 2011

Note: See Safe Harbor Statement at the beginning of today's presentation.

Energy Services: Make-up of Earnings

1 **Construction Revenues from Energy Efficiency Projects**

Typical projects:

- Construction contract value:
  - $5 to $25 million (revenue)

- Gross margins:
  - 20% to 25% range

- Strong track record for performance contracts requiring on going measurement/ verification of energy savings

- Projects are financed by 3rd parties and require minimal capital by PHI



Value of Construction Contracts Signed
(Revenues in millions of $)

- **Contract backlog**
  - $6 million of gross margin at 3/31/10
  - 9-month weighted average remaining construction period



Typical Construction Project Life-Cycle

1st Customer Meeting

Energy Audit → Engineering → Negotiations

Contract Signed

Recognize Construction Revenues % Complete Basis

Commission Project

2-Year Sales Cycle

18-month Construction



Construction Gross Margin ($ millions)

■ Actual Gross Margin   ■ Backlog

Note: See Safe Harbor Statement at the beginning of today's presentation.

Energy Services: Make-up of Earnings

pepco Energy Services

② **Recurring Revenue**	**Projects**	**Gross Margin Expectations**

Operations and maintenance contracts related to energy efficiency projects; 3-15 year contracts

- Military District of Washington
- Baltimore City Schools
- BWI Airport
- Other universities, state agencies, and municipal governments

$31 million Contract Backlog 7-year remaining contract life*

Long-term CHP and thermal contracts from facilities that we operate and maintain

- Atlantic City District Energy
- Wilmington District Energy
- 23 MW NIH Combined Heat and Power, Bethesda, MD
- Washington Convention Center Thermal Facility**

$263 million Contract Backlog 13-year remaining contract life*

Renewable Energy Projects

- 2 MW Atlantic City Convention Center Solar
- 5 MW Bethlehem Landfill Gas (LFG), PA
- 2 MW Fauquier County LFG, VA
- 3 MW Eastern LFG, MD

Recurring Gross Margin $5-$7M per year

Construction Companies

- Primarily W. A Chester - underground high voltage transmission construction for utilities

Recurring Gross Margin $6-$10M per year

* Weighted average, contract backlog at 3/31/10
** Excluded from backlog (partnership income)

Note: See Safe Harbor Statement at the beginning of today's presentation.

27



Construction Expenditures*

PHI
Pepco Holdings, Inc

Millions

2010	$754
2011	$1,100
2012	$1,229
2013	$1,232
2014	$1,198

2010: PES/Other $16, Blueprint $90, Distribution $445, MAPP $24, Transmission $179

2011: PES/Other $11, Blueprint $70, Distribution $538, MAPP $246, Transmission $235

2012: PES/Other $17, Blueprint $42, Distribution $608, MAPP $317, Transmission $245

2013: PES/Other $4, Blueprint $8, Distribution $625, MAPP $297, Transmission $298

2014: PES/Other $4, Blueprint $92, Distribution $648, MAPP $246, Transmission $208

Legend: ■ Transmission ■ MAPP ■ Distribution ■ Blueprint ■ PES/Other

Total projected capital expenditures are $5.5 billion over 5 years

* Shown net of DOE Capital Reimbursement Awards, excludes Conectiv Energy

Note: See Safe Harbor Statement at the beginning of today's presentation.



Earnings Guidance Assumptions

Power Delivery

- Normal weather and operating conditions
- Constructive regulatory outcomes for pending rate cases (Pepco MD and Delmarva Power DE)
- Atlantic City Electric settlement reflected in rates June 1, 2010
- Additional rate cases reflect estimates based on projected rate base/cost-of-service growth and timing of filings
- Average forecasted growth in number of customers of 1% annually
- Average forecasted sales growth of 1% annually
- Construction expenditures of $738 million in 2010 and $1,089 million in 2011
- O&M expense, net of reimbursable/recoverable, of $648 million in 2010 (excluding February 2010 storm expense), forecasted increase of ~3% in 2011
- Incremental O&M expense of $16 million in 2010 due to February 2010 storm event
- Depreciation and amortization expense of $367 million in 2010 and $403 million in 2011

Note: See Safe Harbor Statement at the beginning of today's presentation.

Earnings Guidance Assumptions – Continued



Pepco Energy Services

- Growth in ESCO construction activity
- Retail Energy gross margins of $120 million in 2010 and $80 million in 2011
- Retail Energy O&M expense of $44 million in 2010 and $33 million in 2011

Conectiv Energy

- Conectiv Energy asset sale and liquidation are both included in discontinued operations (and therefore excluded from 2010 guidance and 2011 outlook)

PHI

- Conectiv Energy sale proceeds primarily used to pay down debt by year-end 2010
- Other non-regulated (primarily cross-border leases) earnings at approximate 2009 level
- Composite consolidated effective tax rate of approximately 38%

Note: See Safe Harbor Statement at the beginning of today's presentation.

First Quarter 2010 Financial Performance

Pepco Holdings, Inc

Actual Earnings Per Share Quarter Ended March 31, 2010	*Actual Earnings Per Share* Quarter Ended March 31, 2009		*Excluding Special Items* Quarter Ended March 31, 2010	*Excluding Special Items* Quarter Ended March 31, 2009
$0.09	$0.19	Power Delivery *	$0.09	$0.15
$0.04	$0.02	Conectiv Energy	$0.04	$0.02
$0.06	$0.03	Pepco Energy Services	$0.06	$0.03
$0.02	$0.03	Other Non-Regulated	$0.02	$0.03
($0.05)	($0.06)	Corporate & Other	($0.05)	($0.06)
$0.16	$0.21	**Total PHI**	$0.16	$0.17

*** Power Delivery 2009 special item of ($0.04) per share for the Mirant Settlement, net of customer sharing.**

Note: Management believes the special item is not representative of the Company's ongoing business operations.

First Quarter 2010
Financial Performance - Drivers



Year-to-Date March 2009 Earnings Per Share *	**$0.17**

Power Delivery

Income Tax Adjustments	(0.05)
Operation and Maintenance – primarily storm restoration costs	(0.03)
Weather	(0.02)
Depreciation	(0.01)
Distribution revenue – other	0.01
Rate Order Impact	0.02
Other	0.02

Conectiv Energy	**0.02**
Pepco Energy Services	**0.03**
Other Non-Regulated, Corporate and Other	**-**
Year-to-Date March 2010 Earnings Per Share*	**$0.16**

* Excludes special item.